                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)




                           AMF BOWLING WORLDWIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    030985105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)



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--------------------                                       ---------------------
CUSIP No. 030985105                    13G
--------------------                                       ---------------------
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Blavin & Company, Inc. (Tax ID: 061433471)
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER

                           665,706
  NUMBER OF      ---------------------------------------------------------------
    SHARES        6        SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                0
     EACH        ---------------------------------------------------------------
  REPORTING       7        SOLE DISPOSITIVE POWER
 PERSON WITH
                           665,706
                 ---------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               665,706
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*   [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.7% **
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).


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--------------------                                       ---------------------
CUSIP No. 030985105                    13G
--------------------                                       ---------------------
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Paul W. Blavin
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER

                           665,706
  NUMBER OF      ---------------------------------------------------------------
    SHARES        6        SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                0
     EACH        ---------------------------------------------------------------
  REPORTING       7        SOLE DISPOSITIVE POWER
 PERSON WITH
                           665,706
                 ---------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               665,706
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*   [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.7% **
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).


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                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul W. Blavin, the principal of BCI, relating to shares of Common Stock of AMF Bowling Worldwide, Inc., a Delaware corporation (the "Issuer").

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by BCI for the account of four institutional clients for which BCI acts as investment advisor.


ITEM 1(a)   NAME OF ISSUER.

            AMF Bowling Worldwide, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            8100 AMF Drive, Richmond, Virginia 23111

ITEM 2(a)   NAME OF PERSON FILING.

            Blavin & Company, Inc. ("BCI") and Paul W. Blavin, as principal for BCI

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

            7025 N. Scottsdale Road, Suite 230, Scottsdale, Arizona 85253

ITEM 2(c)   CITIZENSHIP OR PLACE OF ORGANIZATION.

            BCI is a corporation organized under the laws of the State of Delaware. Paul W. Blavin is the principal of BCI and a United States citizen.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES.

            Common Stock, par value $0.01 per share (the "Common Stock").

ITEM 2(e)   CUSIP NUMBER.

            030985105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

       (a)   [ ]   Broker or dealer registered under section 15 of the Act
                   (15 U.S.C. 78o).

       (b)   [ ]   Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).


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       (c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act
                   (15 U.S.C. 78c)

       (d)   [ ]   Investment company registered under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8)

       (e)   [X]   An investment adviser in accordance with Section
                   240.13d-1(b)(1)(ii)(E).

       (f)   [ ]   An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(ii)(F).

       (g)   [ ]   A parent holding company or control person in accordance with
                   Section 240.13d-1(b)(1)(ii)(G).

       (h)   [ ]   A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813.

       (i)   [ ]   A church plan that is excluded from the definition of an
                   investment company under section 3(c)(14) of the Investment
                   Company Act of 1940 (15 U.S.C. 80a-3).

       (j)   [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4       OWNERSHIP.

             (a) BCI and Mr. Blavin are the beneficial owners of 665,706 shares of Common Stock.

             (b) BCI and Mr. Blavin are the beneficial owners of 6.7% of the outstanding shares of Common Stock. This percentage is determined by dividing 665,706 by 10,000,000, the number of shares of Common Stock issued and outstanding on November 1, 2002, as reported in the Issuer's quarterly report on Form 10-Q filed November 13, 2002.

             (c) BCI has the sole power to vote and dispose of the 665,706 shares of Common Stock beneficially owned by it. As the principal of BCI, Mr. Blavin may direct the vote and disposition of the 665,706 shares of Common Stock beneficially owned by BCI.

ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Inapplicable.


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ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             All securities reported in this schedule are owned by advisory clients of BCI. To the knowledge of BCI, no one advisory client owns more than 5% of the Common Stock.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Inapplicable.

ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Inapplicable.

ITEM 9       NOTICE OF DISSOLUTION OF GROUP.

             Inapplicable.

ITEM 10      CERTIFICATION.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS     EXHIBIT 1

             Joint Filing Agreement dated February 4, 2003, between BCI and Paul W. Blavin.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  February 4, 2003


                                      BLAVIN & COMPANY, INC.


                                      By: /s/ Paul W. Blavin
                                          --------------------------------------
                                          Paul W. Blavin
                                          Chairman and Chief Executive Officer



                                      /s/ Paul W. Blavin
                                      ------------------------------------------
                                      Paul W. Blavin



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                               INDEX TO EXHIBITS

   EXHIBIT
   NUMBER    DESCRIPTION
   -------   -----------
     1       Joint Filing Agreement dated February 4, 2003, between BCI and
             Paul W. Blavin.



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